EXHIBIT 99.2

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – YEARS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at February 28, 2013 and for the year then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 28, 2013 and February 29, 2012. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on May 21, 2013, must be read in conjunction with the Corporation’s financial statements for the years ended February 28, 2013 and February 29, 2012. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information about:

management analysis of the financial situation and operating results

•	Acasti’s ability to conduct current and new clinical trials for its product candidate, including the timing and results of these clinical trials;

•	Acasti’s ability to commercialize its products and product candidate;

•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and

•	Acasti’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	the success of current and future clinical trials by the Corporation;

•	the successful commercialization of CaPre® and Onemia™;

•	the Corporation’s history of net losses and inability to achieve profitability;

•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to find a third party to produce CaPre® under GMP standards;

•	the Corporation’s reliance on a limited number of distribution partners for Onemia™;

•	the Corporation’s ability to manage its growth efficiently;

•	the Corporation’s ability to further penetrate core or new markets;

•	the Corporation’s ability to attract and retain skilled labour;

•	the Corporation’s ability to attract, hire and retain key management and personnel;

•	the Corporation’s ability to achieve its publicly announced milestones on time;

•	the Corporation’s ability to successfully defend product liability lawsuits brought against it;

•	intense competition from other companies in the pharmaceutical and medical food industries; and

•	the Corporation’s ability to secure and defend its intellectual property rights.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

management analysis of the financial situation and operating results

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new therapies for abnormalities in blood lipids, referred to as dyslipidemia, and the treatment and prevention of cardiovascular disorders. Acasti’s products are derived from krill oil.

CaPre®, currently Acasti’s sole drug product candidate, is being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high plasma levels of triglycerides. CaPre® is currently being evaluated in two Phase II clinical trials initiated in 2011 in Canada. Following the completion of the trials, Acasti intends to file an investigational new drug submission to conduct a Phase III clinical trial for CaPre® in the United States under the guidelines and rules of the U.S. Food & Drug Administration (“FDA”).

Onemia™ is Acasti’s sole commercialized product and has been marketed in the United States since 2011 as a “medical food”.  Onemia™ is only administered under the supervision of a physician and is intended for the dietary management of illnesses associated with omega-3 phospholipids deficiency related to cardiometabolic disorders.

Pursuant to the license agreement entered into with Neptune in August 2008, Acasti has been granted a license to use Neptune’s intellectual property rights for the development, distribution and sale of products for use in the human cardiovascular field. The Corporation has to finance its activities of research and development, including its clinical studies. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the year ended February 28, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period’s highlights.

Neptune, Acasti’s parent company, reported that in the afternoon of November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada. Acasti announced that its day-to-day operations and business were not interrupted as a result of this tragic event and that all CaPre® materials required for its two Phase II clinical trials had already been produced and stored in facilities outside Neptune’s affected plant. The production of CaPre® and Onemia™ are a multi-step processes and involve a complex supply chain. Acasti does not own its own manufacturing facility for the production of krill oil, CaPre® and Onemia™, nor does it have plans to develop its own manufacturing operations for the commercial manufacture of its products in the foreseeable future. Acasti depends on third party suppliers and manufacturers for all of its required raw materials and drug substance. Prior to the explosion at Neptune’s production plant, Acasti acquired substantially all of its krill oil for the production of CaPre® and Onemia™ from its parent company, Neptune. However, due to the incident, Acasti is currently seeking out another provider of krill oil to be used in the future production of CaPre® and Onemia™.  Furthermore, Acasti is currently searching for a third-party manufacturer to produce CaPre® from current and future supply of krill oil.  Because of FDA requirements, any third party manufactures retained by Acasti to produce CaPre® must ensure their compliance with GMP certification.

In December 2012, Acasti reported that it had entered into a prepayment agreement with Neptune pursuant to which Acasti has exercised its option under its license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement.  (See  section “Contractual Obligations, Off-Balance Sheet Arrangements and Commitments – License Agreement” for more information concerning this agreement).

management analysis of the financial situation and operating results

Clinical Trials Update

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a prospective randomized double-blind placebo controlled clinical study designed to evaluate the safety and efficacy of CaPre® for the management of moderate to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre® for patients with moderate to high hypertriglyceridemia, for which the first patients were enrolled in December 2011. Acasti’s clinical trials’ recruitment has continued and progressed during the year ended February 28, 2013.

In December 2012, the TRIFECTA trial completed its first of two interim analysis. The review committee assembled to evaluate the progress of the study reviewed the interim analysis relative to drug safety and efficacy, and unanimously agreed, that the study should continue as planned. All committee members agreed that there were no concerning toxicity issues related to the intake of the drug candidate and that the signals of possible CaPre® therapeutic effect, noted as reduction of triglyceride in the groups evaluated, were reassuring and clinically significant to allow the further continuation of the study. As it is customary, the data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data showed no safety concerns and a significant clinical signal the decision was made, by the committee, that it is safe to continue the study and that there is no need to unblind the data.

Also in December 2012, Acasti was able to obtain completed clinical data in its COLT trial from a group of patients who completed an eight-week treatment with 2g CaPre® per day, which will not be included in the primary analysis of the final results. Test results of 23 patients were analysed of whom 19 had baseline triglyceride levels between 200 and 500mg/dl (2.28 to 5.7 mmol/L). The data showed a statistically significant 25% (p<0.05) reduction in triglycerides after eight weeks of treatment. Besides the important decrease in triglycerides, CaPre® also decreased low density lipoprotein, very low density lipoprotein and non-high density lipoprotein lipids and increased high density lipoprotein.

More recently, after the year ended February 28, 2013, in March, preliminary clinical data from 157 patients enrolled in the COLT trial who have completed four weeks of treatment with 0.5, 1, 2 or 4 grams of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglyceride reduction of up to 23% (p < 0.05) as compared to the normal standard of care. The study assesses the effectiveness of CaPre® in patients based on a real-life, routine - clinical setting since the standard of care may be any treatment the treating physicians considered as appropriate and included life-style modification as well as lipid modifying agents such as statins and fibrates, that most of the patients analysed (i.e. 86%) had baseline triglycerides between 200 and 500mg/dl (2.28 to 5.7 mmol/L) and that no serious adverse events were reported.  To date, the results of this preliminary analysis suggest that CaPre® is safe and effective for the treatment of patients with triglyceride levels ranging from 200 to 500 mg/dL.

OnemiaTM

During the fiscal year ended February 28, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia™. Acasti made its first sales to a U.S. medical food distributor, which initiated distribution of Onemia™ through its U.S. nationwide network of physicians, under its own brand name. Also, physicians initiated and/or continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia™ to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

Basis of presentation of the financial statements

The Corporation’s assets as at February 28, 2013 include cash and short-term investments for an amount of $4,785, mainly generated by the exercise on September 14, 2011 of the rights issued by the Corporation to its shareholders as well as by the net proceeds from a $1,979 private financing completed on February 13, 2012. The Corporation also has trade and other receivables of $451, receivable from a corporation under common control of $50 and tax credits receivable for an amount of $336 as at February 28, 2013. The Corporation’s liabilities at February 28, 2013 are comprised primarily of amounts due to Neptune of $1,211 and other creditors for $707 as well as royalties payable to Neptune for $529. The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at February 28, 2013, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

management analysis of the financial situation and operating results

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month periods ended		Years ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012	February 28, 2011
	$	$	$	$	$
Revenue from sales	49	10	724	10	-
Adjusted EBITDA(1)	(1,361)	(857)	(4,350)	(4,481)	(2,255)
Net loss and comprehensive loss	(1,953)	(1,547)	(6,892)	(6,501)	(3,008)
Net loss per share and diluted loss per share	(0.03)	(0.02)	(0.09)	(0.10)	(0.06)
Total assets	12,170	15,729	12,170	15,729	10,831
Working capital(2)	3,413	7,597	3,413	7,597	(1,835)
Total equity	9,724	14,469	9,724	14,469	5,705
Book value per Class A share(3)	0.13	0.20	0.13	0.20	0.10

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

management analysis of the financial situation and operating results

RECONCILIATION OF THE EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars, except per share data)
	Three-month periods ended		Years ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012	February 28, 2011
	$	$	$	$	$
Net loss	(1,953)	(1,547)	(6,892)	(6,501)	(3,008)
Add (deduct):
Finance costs	1	3	3	9	177
Depreciation and amortization	166	167	665	668	670
Stock-based compensation	453	519	1,917	1,321	181
Foreign exchange (gain) loss	(28)	1	(43)	22	(2)
Gain on expiry of derivative financial liabilities	-	-	-	-	(273)
Adjusted EBITDA	(1,361)	(857)	(4,350)	(4,481)	(2,255)

management analysis of the financial situation and operating results

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Other Income - Revenue from research contracts	–	–	–	–	–
Adjusted EBITDA(1)	(4,350)	(916)	(1,037)	(1,036)	(1,361)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Loss per share basic and diluted	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

Fiscal year ended February 29, 2012

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	10	–	–	–	10
Other Income - Revenue from research contracts	116	83	33	–	–
Adjusted EBITDA(1)	(4,481)	(693)	(1,254)	(1,677)	(857)
Net loss	(6,501)	(1,023)	(1,724)	(2,207)	(1,547)
Loss per share basic and diluted	(0.10)	(0.02)	(0.03)	(0.03)	(0.02)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Acasti obtains Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, for its Adjusted EBITDA calculation.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012

Revenues
The Corporation generated revenues from sales of $49 from the commercialization of OnemiaTM, its medical food product, during the three-month period ended February 28, 2013.  The revenues were generated from a sale made to Neptune ($41), as well as from sales made directly to customers in the United States.  Acasti relies on a limited number of distributors/clients, therefore, revenues from sales may vary significantly quarter to quarter, as it was experienced in the fourth quarter when comparing it to the third quarter. The Corporation generated revenue from sales of $10 during the corresponding period in 2012. During the three-month periods ended February 28, 2013 and February 29, 2012, the Corporation did not generate revenue from research contracts.

The Corporation generated revenues from sales of $724 from the commercialization of OnemiaTM, its medical food product, during the year ended February 28, 2013.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food (accounting for 89% of sales), from a sale made to Neptune (accounting for approximately 6% of sales) as well as from sales made directly to customers in the United States.  The Corporation generated revenue from sales of $10 during the corresponding period in 2012. During the year ended February 28, 2013, the Corporation did not generate revenues from research contracts.  During the year ended February 29, 2012, the Corporation generated revenues from research contracts of $116.

management analysis of the financial situation and operating results

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended February 28, 2013 amounted to $12 or 24%, which is significantly below the Corporation’s target range for its gross profit margin, being 45 to 55%.  The reason for the lower than targeted gross profit margin for the three-month period ended February 28, 2013 is a special sale of OnemiaTM to Neptune at a significantly lower price than the usual OnemiaTM selling price because of Neptune’s production situation and product shortage. The Corporation currently does not anticipate making additional sales to Neptune in the near future.  The Corporation realized a gross profit of $5 or 51% during the three-month period ended February 29, 2012.

The gross profit for the year ended February 28, 2013 amounted to $318 or 44%, which is slightly below the Corporation’s target range for its gross profit margin of 45% to 55%.  The reason for the lower than targeted gross profit margin is the sales of OnemiaTM to Neptune as described above.  The Corporation realized a gross profit of $5 or 51% during the year ended February 29, 2012.

Breakdown of Major Components of the Statement of Operations and Comprehensive Loss for the years ended February 28, 2013 and February 29, 2012

Administrative expenses	Three-month periods ended		Years ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
	$	$	$	$
Salaries and benefits	158	314	912	960
Stock-based compensation	327	515	1,462	1,049
Professional fees	231	-14	527	276
Royalties	173	75	450	258
Amortization and depreciation	166	167	665	668
Sales and marketing	11	65	131	154
Investor relations	4	19	31	34
Rent	9	9	54	36
Other	8	24	57	95
TOTAL	1,087	1,174	4,289	3,530

Research and development expenses	Three-month periods ended		Years ended
	February 28, 2013	February 29, 2012	February 28, 2013	February 29, 2012
	$	$	$	$
Salaries and benefits	163	195	684	682
Stock-based compensation	126	4	455	272
Contracts	816	532	2,030	2,348
Equipments and laboratory analysis	–	3	–	80
Regulatory expenses	1	-31	68	-
Rent	–	–	–	26
Professional fees	6	53	67	55
Other	18	17	76	96
Tax credits	(212)	(386)	(370)	(453)
TOTAL	918	387	3,010	3,106

management analysis of the financial situation and operating results

Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $504 for the three-month period ended February 28, 2013 to $(1,361) compared to $(857) for the three-month period ended February 29, 2012, mainly due to increases in administration and research and development expenses before consideration of stock-based compensation and amortization and depreciation.

The increase in administration expense is mainly due to increases in professional fees and royalties payable to the parent corporation, principally offset by decreases in salaries and benefits and sales and marketing expenses. Royalties to Neptune will be expensed until the royalty prepayment agreement is approved by the Corporation’s shareholders. The prepayment agreement is subject to the approval of the disinterested shareholders of the Corporation at the next annual meeting in June 2013. The increase in research and development expenses is mainly attributable to the increase in contracts expenses related to the Corporation’s clinical trials as well as to the decrease in tax credits, principally offset by decreases in professional fees and salaries and benefits.

Adjusted EBITDA improved by $131 for the year ended February 28, 2013 to $(4,350) compared to $(4,481) for the year ended February 29, 2012, mainly due to the increase in revenues (see Revenues and Gross Profit sections) and decrease in research and development expenses (before consideration of stock-based compensation), offset by the increase in administration expenses (before consideration of stock-based compensation and amortization and depreciation).

The decrease in research and development expenses is mainly attributable to decreases in contracts expenses related to the Corporation’s clinical trials and equipment and laboratories analysis, principally offset by the increase in regulatory expenses and tax credits.  The increase in administrative expenses is mainly attributable to increases in professional fees and in royalties payable to the parent corporation.

Net Loss
The Corporation realized a net loss for the three-month period ended February 28, 2013 of $1,953 or $0.03 per share compared to a net loss of $1,547 or $0.02 per share for the three-month period ended February 29, 2012. These results are mainly attributable to the factors described above in the Revenues and Adjusted EBITDA sections.

The Corporation realized a net loss for the year ended February 28, 2013 of $6,892 or $0.09 per share compared to a net loss of $6,501 or $0.10 per share for the year ended February 29, 2012. These results are mainly attributable to the factors described above in the Revenues and Adjusted EBITDA sections and by the increase in the stock-based compensation expense of $596, principally as a result of additional stock option grants during the year.

Capital Stock Structure

The authorized capital stock consists of an unlimited number of Class A, Class B, Class C, Class D and E without par value. Issued and outstanding fully paid shares, outstanding warrants and outstanding stock options were as follows:

	February 28, 2013	February 29, 2012
Class A shares, voting, participating and without par value	73,107,538	72,636,888
Stock options granted and outstanding	5,216,250	3,347,500
Series 4 warrants exercisable at $0.25 until October 8, 2013	5,432,350	5,785,500
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000
Total fully diluted shares	84,506,138	82,519,888

Cash Flow and Financial Condition between the Years ended February 28, 2013 and February 29, 2012

Operating activities
During the three-month periods ended February 28, 2013 and February 29, 2012, the Corporation’s operating activities generated an increase in liquidity of $60 and a decrease of liquidity of $1,263, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended February 28, 2013 amounted to an increase of $1,427 and are mainly due to decreases in trade and other receivables ($670), tax credits receivables ($310) and inventories ($41), as well as to increases in payable to parent corporation ($378) and royalties payable to parent corporation ($198), principally offset by the decrease in trade and other payables ($189).  The net changes in non-cash operating working capital items for the three-month period ended February 29, 2012, amounted to a decrease of $402 and are mainly due to increases in tax credits receivable ($392) and inventories ($88), as well as to the decrease royalties payable to parent corporation ($261), principally offset by increases in trade and other payables ($266) and payable to parent corporation ($72).

management analysis of the financial situation and operating results

During the years ended February 28, 2013 and February 29, 2012, the Corporation’s operating activities used cash of $2,549 and $5,615, respectively, consisting of the net loss incurred for the year adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the year ended February 28, 2013 amounted to an increase of $1,836 and are mainly due to decreases in inventories ($377) and tax credit receivable ($255), as well as to the increases in payable to parent corporation ($996) and royalties payable to parent corporation ($480), principally offset by the decreases in trade and other  payables ($289).  The net changes in non-cash operating working capital items for the year ended February 29, 2012, amounted to a decrease of $1,078 and are mainly due to increases in inventories ($599), tax credits receivable ($349) and trade and other receivables ($250), as well as the decrease in payable to parent corporation ($221) and royalties payable to parent corporation ($79), principally offset by an increase in trade and other payables ($485).

Investing activities
During the three-month periods ended February 28, 2013 and February 29, 2012, the Corporation’s investing activities generated increases in liquidities of $168 and $750, respectively. The increase in liquidity generated by investing activities during the three-month period ended February 28, 2013 is mainly due to the maturity of short-term investments of $250, offset by the acquisition of intangible assets of $83.  The increase in liquidity generated by investing activities during the three-month period ended February 29, 2012 is mainly due to  the maturity of short-term investment of $750.

During the years ended February 28, 2013 and February 29, 2012, the Corporation’s investing activities generated an increase in liquidities of $1,899 and a decrease in liquidities of $2,992, respectively. The increase in liquidity generated by investing activities during the year ended February 28, 2013 is mainly due to the maturity of short-term investments of $2,000, offset by the acquisition of intangible assets of $103. The decrease in liquidity generated by investing activities during the year ended February 29, 2012 is mainly due to the acquisition of short-term investments of $7,500, principally offset by the maturity of short-term investments of $4,500.

Financing activities
During the three-month periods ended February 28, 2013 and 2012, the Corporation’s financing activities generated increases in liquidities of $185 and $1,981, respectively. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $185. The increase in liquidities generated from financing activity during the three-month periods ended February 29, 2012 resulted mainly from the net proceeds from private placement of $1,979.

During the years ended February 28, 2013 and February 29, 2012, the Corporation’s financing activities generated increases in liquidities of $227 and $9,884, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $229. The increase in liquidities generated from financing activity during the year ended February 29, 2012 resulted mainly from net proceeds from exercise of rights of $7,850, net proceeds from private placement of $1,979 and proceeds from exercise of warrants and options of $64.

Overall, as a result, the Corporation’s cash increased by $434 and decreased by $393, respectively, for the three-month period and year ended February 28, 2013. Total liquidities as at February 28, 2013, comprised of cash and short-term investments, amounted to $4,785. See basis of presentation for additional discussion of the Corporation’s financial condition.

management analysis of the financial situation and operating results

To date, the Corporation has financed its operations primarily through the exercise of rights and warrants issued to its shareholders as well as to Neptune and its shareholders, the private offerings of shares, as well as research tax credits, revenues from sales and research contracts, as well as interest income. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market, sell and distribute products, and the ability of the Corporation to obtain the necessary financing to complete its projects.

Financial Position

The following table details the significant changes to the balance sheet as at February 28, 2013 compared to February 29, 2012:

Accounts	Increase (Decrease)	Comments
Cash	(393)	See cash flow statement
Short-term investments	(1,954)	Maturity of short-term investments to finance operations
Trade and other receivables	8	OnemiaTM sales
Tax credits receivable	(255)	Tax credits received
Inventories	(377)	OnemiaTM sales
Intangible assets	(554)	Additions, offset by amortization
Trade and other payables	(289)	Repayment of trade and other payables
Payable to parent corporation	996	Increase in amount owed
Royalties payable to parent corporation	480	Increase in royalties owed

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments
The Corporation has no off-balance sheet arrangements. All of the Corporation’s liabilities ($2,446) are due within twelve months.

A summary of Acasti’s contractual obligations at February 28, 2013 is as follows:
	Total	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years
	$	$	$	$	$
Payables	707	707	-	-	-
Due to parent corporation	1,739	1,739	-	-	-
Research and development contracts	1,735	1,735	-	-	-
Total	4,181	4,181	-	-	-

Significant commitments include:

License agreement
The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties will equal half of those calculated according to the above formula. In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50; year 3 ‐ $200; year 4 ‐ $225 (initially $300, but reduced to $225 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the license agreement, August 7, 2008.

management analysis of the financial situation and operating results

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the license agreement to pay in advance all of the future royalties’ payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15,525, which is intended to be paid through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement.

The prepayment and the issuance of the Common Shares to Neptune are subject to the final approval of the TSX Venture Exchange and the approval of the disinterested shareholders of the Corporation at the next annual meeting of shareholders of the Corporation.

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,168, of which an amount of $2,367 has been paid to date.  As at February 28, 2013, an amount of $66 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $2,072 during year ended February 28, 2013 ($943 for administrative costs, $678 for research and development costs and $450 for royalties) and $1,939 during the year ended February 29, 2012 ($950 for administrative costs, $732 for research and development costs and $258 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

The Corporation recognized sales to Neptune in the amount of $41 during the year ended February 28, 2013 (2012 – nil).  These transactions are in the normal course of operations.

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $93 and $23, respectively, during the year ended February 29, 2012 (2013 - nil). These transactions are in the normal course of operations.

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest. This amount has been measured at the exchange amount and classified as current liabilities.

management analysis of the financial situation and operating results

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.  See note 5 to the financial statements for disclosures of key management personnel compensation.

On December 4, 2012, the Corporation entered into a prepayment agreement with Neptune as detailed under “Contractual Obligations, Off-Balance Sheet Arrangements and Commitments – License Agreement”.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the use of the going concern basis (See note 2 (b) of the financial statements).  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (note 5 to financial statements) and the measurement of stock-based compensation (note 14 to the financial statements).  Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Research and development expenses
Research expenses are charged to income in the period of expenditure less related tax credits. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any development costs since inception.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 14 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation and the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Income taxes
The Corporation follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and they are measured using substantively enacted tax rates and laws that are expected during the periods when the temporary differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that all or part of the deferred income tax assets will not be realized.  The Corporation has not recognized any deferred tax assets in its financial statements because it has determined that they are not probable of being realized.

management analysis of the financial situation and operating results

Future Accounting Changes

See note 3 (q): New standards and interpretations not yet adopted, to the financial statements.

Changes in Internal Control over Financial Reporting

During the three-month period ended February 28, 2013, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no changes during the three-month period ended February 28, 2013 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting.

Financial Instruments

Credit risk:
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables.  The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions.  The carrying amount of financial assets, as disclosed in the consolidated statement of financial position, represents the Corporation’s credit exposure at the reporting date.  The Corporation’s trade receivables and credit exposure fluctuate throughout the year.  The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2013, the Corporation had seven trade debtors. Most sales’ payment terms are set in accordance with industry practice. One customer represents 97% of total trade accounts included in trade and other receivables as at February 28, 2013.

Most of the Corporation’s clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

management analysis of the financial situation and operating results

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers’ credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer’s maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2013: current was nil; past due 0-30 days was nil, past due 31-120 days were $175, past due 121-180 days were $3, allowance for doubtful account was $3.

The allowance for doubtful accounts is for customer accounts over 121 days past due.  There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2013.

Exchange risk:
As at February 28, 2013, the Corporation is not exposed to any significant exchange risk, as it did not have any significant assets or liabilities denominated in foreign currencies.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Corporation’s short term investments bear interest at short-term fixed interest rates. The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk:
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation’s operating budgets, and reviews the most important transactions outside the normal course of business. As discussed in note 17 (d) to the financial statements, the contractual maturities of all of all the Corporation’s financial liabilities are less than 1 year. See basis of presentation of the financial statements.

management analysis of the financial situation and operating results

Financial risk:
The success of the Corporation is dependent on its ability to bring its products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Corporation’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs, nor the Corporation’s ability, to fund these programs going forward.

Fair value of financial instrument risk:
The Corporation has determined that the carrying values of short-term financial assets and liabilities, including cash, trade and other receivables as well as trade and other payable, approximate their fair value because of the relatively short period to maturity of the instruments.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the years ended February 28, 2013 and February 29, 2012 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our listing application and in our latest annual information form, if any, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and the following risks.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is “Quality Management Program” certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at May 21, 2013, the total number of class A shares issued by the Corporation and in circulation was 73,181,288. The Corporation also has 5,292,500 stock options, 5,372,350 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding.

/s/ Henri Harland	/s/ Xavier Harland

Henri Harland	Xavier Harland
President & Chief Executive Officer	Chief Financial Officer